Achieve Life Sciences, Inc.

1001 W. Broadway, Suite 400,

Vancouver, British Columbia, V6H 4B1

June 13, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Christine Westbrook

Re:	Achieve Life Sciences, Inc. Registration Statement on Form S-1 (File No. 333-224840) originally filed May 10, 2018, as amended.

Requested Date: June 14, 2018

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Achieve Life Sciences, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert Freedman and Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553 or, in her absence, Mr. Freedman at (650) 335-7292.

Sincerely,

Achieve Life Sciences, Inc.

By:	/s/ John Bencich John Bencich Chief Financial and Operating Officer

cc:Richard Stewart, Chairman and Chief Executive Officer

Achieve Life Sciences, Inc.

Alan C. Smith

Robert Freedman

Amanda Rose

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]